UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Commission File Number:  000-51597

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐  Form 10-K   ☐  Form 20-F    ☐  Form 11-K   ☒  Form 10-Q   ☐  Form N-SAR

  For Period Ended: September 30, 2008

☐  Transition Report on Form 10-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form 20-F

☐  Transition Report on Form N-SAR

☐  Transition Report on Form 11-K

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

__________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant:    The Enlightened Gourmet, Inc.

Former name if applicable:_______________________________

Address of principal executive office (street and number):  236 Centerbrook

City, state and zip code:   Hamden, CT  06518

PART II

RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant  seeks  relief  pursuant  to  Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q.  The Company’s Quarterly Report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Alexander L. Bozzi, III, President, (203) 230-9930

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

☒   Yes          ☐  No

 (3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be  included  in  the subject report or portion thereof?

☒  Yes          ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

__________________________________________________________________

                                     The Enlightened Gourmet, Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2008

By:  /s/ Alexander L. Bozzi, III

Alexander L. Bozzi, III

President

Explanation to Part IV (3)

The Company estimates that it incurred a net loss of $639,631 for the three months ended September 30, 2008 compared to a net loss of $693,238 for the comparable quarter in 2007. The Company estimates that it incurred a net loss of $2,246,265 for the nine months ended September 30, 2008 compared with a net loss of $1,994,870 for the nine months ended September 30, 2007.  The increase in the net loss for the nine month period was primarily due to an increase in non-cash expenses related to the Company’s issuance of its Series B preferred stock earlier in the year.